Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Osprey Technology Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-234180) of our report dated April 8, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Osprey Technology Acquisition Corp. (formerly known as Osprey Energy Acquisition Corp. II) as of December 31, 2018 and for the period from June 15, 2018 (inception) through December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

New York, NY

October 25, 2019